UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2023 Investor Presentation

 Third Quarter   Financial Results  Raviv Zoller | President and CEO  November 8, 2023  2023  Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation and/or other oral or written statements made by ICL Group during its presentation, or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe," “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022, and in our current report on Form 6-K for the results for the quarters ended September 30, 2023, June 30, 2023, and March 31, 2023, filed on November 8, 2023, August 9, 2023, and May 10, 2023, respectively, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). The ICL Group's strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt, which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers’, sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert, Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under Item 3 – Key Information – D. Risk Factors in the company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”). Forward‑looking statements speak only as of the date they are made and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements. Non-GAAP Financial Measures: Included in this presentation are non-GAAP financial measures, such as EBITDA, EBITDA margin, adjusted EBITDA and margin, segment EBITDA and margin, and net debt to adjusted EBITDA, and were designed to complement the financial information presented in accordance with IFRS, because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-GAAP financial measures differently than the company. Please refer to the appendix to this presentation for an additional information about such non-GAAP financial measures and reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation and/or other oral or written statements made by ICL Group during its presentation, or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe," “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2022, and in our current report on Form 6-K for the results for the quarters ended September 30, 2023, June 30, 2023, and March 31, 2023, filed on November 8, 2023, August 9, 2023, and May 10, 2023, respectively, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). The ICL Group's strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt, which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers’, sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert, Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region , including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under Item 3 – Key Information – D. Risk Factors in the company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”). Forward‑looking statements speak only as of the date they are made and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements. Non-GAAP Financial Measures: Included in this presentation are non-GAAP financial measures, such as EBITDA, EBITDA margin, adjusted EBITDA and margin, segment EBITDA and margin, and net debt to adjusted EBITDA, and were designed to complement the financial information presented in accordance with IFRS, because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Other companies may calculate similarly titled non-GAAP financial measures differently than the company. Please refer to the appendix to this presentation for an additional information about such non-GAAP financial measures and reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.  2  Third quarter results   Destocking completed, leveraging efficiencies

 Sales of $1.86B, flat sequentially  Adjusted EBITDA(1) of $346M, down YoY and vs. 3Q’21   Strong cash generation, with $407M of operating cash flow and $217M of free cash flow  Diluted EPS of $0.11, with quarterly dividend payout of $68M  Potash - strong 3Q’23 deliveries  Phosphate Specialties – finalizing first strategic partnership for battery materials  Operations in Israel continue without significant disruption in 4Q’23  (1) Adjusted EBITDA is a non-GAAP financial measure; please see appendix for additional details.  3  Third quarter results   Destocking significantly completed, leveraging efficiencies

 Sales  US$M  Adjusted EBITDA(1)  US$M  25%  42%  19%  Sales  US$M  Adjusted EBITDA(1)  US$M  22%  42%  24%  (1) Adjusted EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.  4  Key financial metrics

 Operating and free cash flow(1)  US$M  FCF  OCF  Specialties sales  US$M  Adjusted diluted EPS(1)  US$  Note: Specialties is comprised of Industrial Products, Phosphate Specialties and Growing Solutions.   (1) Adjusted diluted EPS and free cash flow are non-GAAP financial measures; please see appendix for additional details.  5  Consistent   cash generation focus

 Sales  US$M  EBITDA  US$M  31%  39%  16%  Key developments  Bromine prices bottomed during third quarter  Destocking significantly completed  Clear brine fluids and specialty minerals strength continued   Expanding market leadership, leveraging efficient cost position  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   6  Industrial Products

Phosphate Solutions



Sales

US$M



Specialties
Commodities
$599
$345
$254
$766
$455
$311
$620
$364
$256
3Q'21
3Q'22
3Q'23

EBITDA

US$M



Specialties
Commodities
$141
$51
$90
15%
35%
$239
$111
$128
24%
41%
$117
$55
$62
15%
24%
3Q'21
3Q'22
3Q'23

Key developments

- Resilience across Specialties, with EBITDA margin at 2021 level
- Leveraging efficiency efforts
- Global food prices remain favorable
- LFP battery materials expansion remains on track in U.S.

Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.

ICL 7

Potash



Sales
US$M



$400
$854
$526
3Q'21
3Q'22
3Q'23

EBITDA
US$M



$121
30%
$537
63%
$164
31%
3Q'21
3Q'22
3Q'23

Key developments

- Potash supply sold out for 2023
- Quantities increased to ~1.28Mmt, with higher volumes to Europe, Brazil and China
- Prices stabilizing, with potash CIF price per ton of $342 vs. $679 in 3Q'22 and $335 in 3Q'21
- Production in Spain facing geological constraints – lower grade mineral zone

Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.

ICL 8

 Sales  US$M  EBITDA  US$M  13%  20%  7%  Key developments  Destocking significantly completed  All-time quarterly free cash flow record  Brazil delivered record volumes and gained market share  Demand improvement now visible in Europe and China   Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.  9  Growing Solutions

 strong cash flow  Driving  M&A and strategic partnerships   Targeting  efficiencies and competitiveness  Enhancing  specialties product portfolio  Growing  Key focus areas  Remain committed to long-term strategy  10

 Third Quarter 2023  Financial Results  Aviram Lahav  CFO

 Inflation moderating but mixed  Interest rates remain elevated  Global growth continues to be subdued  New geopolitical issues   China economic rebound weaker than expected  Grain prices levelling   Fertilizer prices stabilizing  12  Macro overview

 Inflation  Rate  Interest rates  Percentage  China GDP  YoY growth rate  USD   Index  Sources: Inflation – OECD, as of September 2023. Interest rates – https://www.global-rates.com/en/interest-rates/central-banks/, as of 9.30.23. China’s GDP – Bloomberg, as of 9.30.23. USD index (DXY) – MarketWatch, as of 9.30.23.  13  Global indicators

 Key market metrics – fertilizers  Farmer sentiment  Index  gMOP FOB NOLA  US$/st  Phosphoric acid  P2O5 US$/ton  Sources: Grain Price Index – CRU, as of 9.30.23. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 9.30.23. gMOP and phosphoric acid – CRU, as of 9.30.23.   14  Grain Price Index  US¢/bushel

 Key market metrics – electric vehicles  EV sales forecasts  M of units  Cars sold (millions)  Penetration rate (percent)  Source: EV sales forecasts – ESource, as of April 2023.  15

 16  Third quarter 2023  Sales bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Spec. 59%,  Comm. 41%  Sales by segment  US$M  Sales  US$M

 17  Third quarter 2023  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M  Spec. 47%,  Comm. 53%

 18  MOP Industry Cost Curve  Cash costs US$/t, excluding royalties, FOB load port  Potash ASP  US$  Sources: Cost curve – data shown for 2022 and used with permission of CRU International Ltd. 2023, all rights reserved. Potash ASP – Visible Alpha, as of 11.7.23.   0  10  20  30  40  50  Production Mt  $500  $400  $300  $200  $100  $0  ICL DSW  Potash costs and prices  Leading positions

 Highlights  Expanded efficiencies and savings efforts  Reduced SG&A by ~11%  Continued decrease in working capital  Strong cash conversion  Available cash resources of $1.8B  Net debt to adjusted EBITDA(1) of 0.9  Declared dividend of $0.05 per share, with yield of 5.5%  Expect FY’23 adjusted EBITDA in middle of previous range of $1.6B to $1.8B  Note: Dividend yield as of 9.30.23 and shown on TTM basis. Available cash resources as of 9.30.23 and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization.(1) Net debt to adjusted EBITDA and free cash flow are non-GAAP financial measures; please see appendix for additional details.   19  Driving efficiencies and delivering shareholder returns  Financial overview

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Third Quarter 2023

Calculation of segment EBITDA

Third quarter of 2023

Industrial Products *US$M*	3Q'23	3Q'22	3Q'21
Segment sales	$267	$437	$387
Segment operating income	$31	$154	$105
Segment operating margin	12%	35%	27%
Depreciation and amortization	$11	$16	$16
Segment EBITDA	**$42**	**$170**	**$121**
Segment EBITDA margin	16%	39%	31%

Growing Solutions *US$M*	3Q'23	3Q'22	3Q'21
Segment sales	$550	$629	$504
Segment operating income	$20	$112	$52
Segment operating margin	4%	18%	10%
Depreciation and amortization	$17	$15	$15
Segment EBITDA	**$37**	**$127**	**$67**
Segment EBITDA margin	7%	20%	13%

Potash *US$M*	3Q'23	3Q'22	3Q'21
Segment sales	$526	$854	$400
Segment operating income	$125	$496	$84
Segment operating margin	24%	58%	21%
Depreciation and amortization	$39	$41	$37
Segment EBITDA	**$164**	**$537**	**$121**
Segment EBITDA margin	31%	63%	30%

Phosphate Solutions *US$M*	3Q'23	3Q'22	3Q'21
Segment sales	$620	$766	$599
Segment operating income	$69	$193	$88
Segment operating margin	11%	25%	15%
Depreciation and amortization	$48	$46	$53
Segment EBITDA	**$117**	**$239**	**$141**
Segment EBITDA margin	19%	31%	24%

Phosphate Specialties *US$M*	3Q'23	3Q'22	3Q'21
Specialties sales	$364	$455	$345
Specialties operating income	$42	$98	$38
Specialties operating margin	12%	22%	11%
Specialties D&A	$13	$13	$13
Specialties EBITDA	**$55**	**$111**	**$51**
Specialties EBITDA margin	15%	24%	15%

Phosphate Commodities *US$M*	3Q'23	3Q'22	3Q'21
Commodities sales	$256	$311	$254
Commodities operating income	$27	$95	$50
Commodities operating margin	11%	31%	20%
Commodities D&A	$35	$33	$40
Commodities EBITDA	**$62**	**$128**	**$90**
Commodities EBITDA margin	24%	41%	35%

Note: Numbers may not add, due to rounding and set-offs. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.

ICL 22

Calculation of segment EBITDA

First nine months of 2023

Industrial Products *US$M*	YTD'23	YTD'22	YTD'21
Segment sales	$928	$1,417	$1,195
Segment operating income	$181	$533	$324
Segment operating margin	20%	38%	27%
Depreciation and amortization	$40	$46	$47
Segment EBITDA	**$221**	**$579**	**$371**
Segment EBITDA margin	24%	41%	31%

Growing Solutions *US$M*	YTD'23	YTD'22	YTD'21
Segment sales	$1,595	$1,895	$1,178
Segment operating income	$56	$346	$93
Segment operating margin	4%	18%	8%
Depreciation and amortization	$48	$46	$41
Segment EBITDA	**$104**	**$392**	**$134**
Segment EBITDA margin	7%	21%	11%

Potash *US$M*	YTD'23	YTD'22	YTD'21
Segment sales	$1,708	$2,600	$1,129
Segment operating income	$546	$1,482	$155
Segment operating margin	32%	57%	14%
Depreciation and amortization	$129	$121	$108
Segment EBITDA	**$675**	**$1,603**	**$263**
Segment EBITDA margin	40%	62%	23%

Phosphate Solutions *US$M*	YTD'23	YTD'22	YTD'21
Segment sales	$1,939	$2,479	$1,683
Segment operating income	$255	$661	$207
Segment operating margin	13%	27%	12%
Depreciation and amortization	$162	$140	$161
Segment EBITDA	**$417**	**$801**	**$368**
Segment EBITDA margin	22%	32%	22%

Phosphate Specialties *US$M*	YTD'23	YTD'22	YTD'21
Specialties sales	$1,184	$1,385	$968
Specialties operating income	$179	$317	$110
Specialties operating margin	15%	23%	11%
Specialties D&A	$43	$40	$39
Specialties EBITDA	**$222**	**$357**	**$149**
Specialties EBITDA margin	19%	26%	15%

Phosphate Commodities *US$M*	YTD'23	YTD'22	YTD'21
Commodities sales	$755	$1,094	$715
Commodities operating income	$76	$344	$97
Commodities operating margin	10%	31%	14%
Commodities D&A	$119	$100	$122
Commodities EBITDA	**$195**	**$444**	**$219**
Commodities EBITDA margin	26%	41%	31%

Note: Numbers may not add, due to rounding and set-offs. In 2022, ICL consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS) and moved ICL Boulby and other European business components from Potash and Phosphate Solutions to Growing Solutions. As a result, segment data for 2021 has been re-stated.

ICL 23

 Segment results analysis  Third quarter of 2023  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  3Q’22  $437  $854  $766  $629  Quantity  ($75)  $111  $41  $129  Price  ($98)  ($448)  ($189)  ($227)  Exchange rates  $3  $9  $2  $19  3Q’23  $267  $526  $620  $550  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  3Q’22  $170  $537  $239  $127  Quantity  ($38)  $54  $7  $52  Price  ($98)  ($448)  ($189)  ($227)  Exchange rates  $7  $11  $9  $1  Raw materials  $6  $1  $46  $78  Energy  ($2)  $8  ($3)  $1  Transportation  $8  $19  $7  $1  Operating and other expenses  ($11)  ($18)  $1  $4  3Q’23  $42  $164  $117  $37  24

 Segment results analysis  First nine months of 2023  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  YTD’22  $1,417  $2,600  $2,479  $1,895  Quantity  ($387)  $24  ($204)  $8  Price  ($101)  ($913)  ($312)  ($304)  Exchange rates  ($1)  ($3)  ($24)  ($4)  YTD’23  $928  $1,708  $1,939  $1,595  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions  Growing Solutions  YTD’22  $579  $1,603  $801  $392  Quantity  ($222)  $3  ($90)  $19  Price  ($101)  ($913)  ($312)  ($304)  Exchange rates  $14  $4  $17  ($13)  Raw materials  ($24)  ($1)  $50  $20  Energy  ($11)  $14  ($14)  ($3)  Transportation  $14  $36  $10  ($1)  Operating and other expenses  ($28)  ($71)  ($45)  ($6)  YTD’23  $221  $675  $417  $104  25

Reconciliation tables

Calculation of adjustments for third quarter of 2023

Adjusted EBITDA *US$M*	3Q'23	3Q'22	3Q'21
Net income	**$142**	**$635**	**$242**
Financing expenses, net	$42	$24	$34
Taxes on income	$43	$276	$45
Less: Share in earnings of equity-accounted investees	-	-	-
Operating income	**$227**	**$935**	**$321**
Depreciation and amortization	$119	$121	$123
Adjustments[1]	-	($7)	($6)
Adjusted EBITDA	**$346**	**$1,049**	**$438**

Adjusted NI and diluted EPS *US$M, ex. per share*	3Q'23	3Q'22	3Q'21
Net income, attributable	$137	$633	$225
Adjustments[1]	-	($7)	($6)
Total tax adjustments	-	$2	($4)
Adjusted net income, attributable	**$137**	**$628**	**$215**
Weighted-average number of diluted ordinary shares outstanding *in millions*	1,291	1,290	1,287
Adjusted diluted EPS	**$0.11**	**$0.49**	**$0.17**

Free cash flow *US$M*	3Q'23	3Q'22	3Q'21
Cash flow from operations	$407	$606	$273
Additions to PP&E, intangible assets, and dividends from equity-accounted investees[2]	($190)	($177)	($127)
Free cash flow	**$217**	**$429**	**$146**

Net debt to adjusted EBITDA[3] *US$M*	3Q'23
Net debt	$1,930
Adjusted EBITDA	$2,061
Net debt to adjusted EBITDA	**0.9**



Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E). (3) Net debt to adjusted EBITDA ratio is calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA.

ICL 26

Reconciliation tables

Calculation of adjustments for first nine months of 2023

Adjusted EBITDA *US$M*	YTD'23	YTD'22	YTD'21
Net income	**$603**	**$1,877**	**$534**
Financing expenses, net	$135	$72	$84
Taxes on income	$254	$1,027	$132
Less: Share in earnings of equity-accounted investees	-	-	($1)
Operating income	**$992**	**$2,976**	**$749**
Depreciation and amortization	$390	$362	$364
Adjustments[1]	$15	($29)	($13)
Adjusted EBITDA	**$1,397**	**$3,309**	**$1.100**

Adjusted NI and diluted EPS *US$M, ex. per share*	YTD'23	YTD'22	YTD'21
Net income, attributable	$580	$1,828	$500
Adjustments[1]	$15	($29)	($13)
Total tax adjustments	($3)	$193	($2)
Adjusted net income, attributable	**$592**	**$1,992**	**$485**
Weighted-average number of diluted ordinary shares outstanding *in millions*	1,291	1,289	1,286
Adjusted diluted EPS	**$0.46**	**$1.55**	**$0.38**

Free cash flow *US$M*	YTD'23	YTD'22	YTD'21
Cash flow from operations	$1,180	$1,558	$721
Additions to PP&E, intangible assets, and dividends from equity-accounted investees[2]	($522)	($501)	($422)
Free cash flow	**$658**	**$1,057**	**$299**



Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E).

ICL 27

Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Growing Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment, as we believe this information is useful to investors in reflecting the specialty portion of our business.  Non-GAAP financial measures: The company discloses in this presentation non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. The management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. The company calculates adjusted EBITDA as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization and adjust items presented in the reconciliation table under "consolidated adjusted EBITDA and diluted adjusted earnings per share for the periods of activity" in the appendix below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the company’s adjusted EBITDA calculation is no longer adding back minority and equity income, net. While minority and equity income, net reflects the share of an equity investor in one of the company’s owned operations, since adjusted EBITDA measures the company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective. You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of ICL’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance. The company presents a discussion in the period-to-period comparisons of the primary drivers of changes in the results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the financial statements.  28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 8, 2023